Exhibit 99.1

Golar LNG Limited - Announcement of filing of amendment to the 2015 Annual Report on Form 20-F/A

Hamilton, Bermuda, November 11, 2016-Golar LNG Limited ("Golar" or the "Company") announces that it has filed a Form 20-F/A for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the "SEC") reporting its restated historical results for the periods set forth therein.

The restatement relates to a technical accounting amendment relating to Golar's accounting for its investment in Golar LNG Partners L.P. ("Golar Partners") and follows a review of the Company's accounting for its investment in Golar Partners in light of recent clarifications contained in comment letters from the Staff of the Securities and Exchange Commission ("SEC").

The Company had previously accounted for its various interests in Golar Partners differently. It accounted for its Common Units as available-for-sale securities; its Subordinated Units under the equity method as investments in affiliates and its General Partner Units and Incentive Distribution Rights under the cost method.

As a result of the Company's review it has now restated its consolidated financial statements and has accounted for its Common Units, General Partner Units and Incentive Distribution Rights in the same way it has accounted for its Subordinated Units as noted above, under the equity method of accounting. The Company has also made certain other related adjustments as described more fully in its recently filed Form 20-F/A which may be accessed as noted below.

The change in accounting for the Company's investment in Golar Partners does not affect the market value of Golar's investment, its cash flows, its covenant compliance or its liquidity.

The book entries that were required to give effect to this restatement have resulted in a change to the net income for the years ended December 31, 2013, 2014 and 2015 as follows (in thousands of $):

	2015	2014	2013
Net (Loss) Income as previously reported	(178,501)	(41,466)	135,713
Net Income amendment gain/(loss)	26,513	(4,896)	(26,158)
Net (Loss) Income after restatement	(151,988)	(46,362)	109,555

The Form 20-F/A may be accessed on the Company's website, www.golarlng.com, or in the link below. It is also available on the SEC's website, www.sec.gov.

November 11, 2016
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda